SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------


                                   FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended August 31, 1997

                                       or

               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ___________________

                        Commission File Number: 1-11869


          FactSet Research Systems Inc. Employee Stock Ownership Plan
          -----------------------------------------------------------
                           (Full title of the plan)


                             Chief Financial Officer
                          FactSet Research Systems Inc.
                               One Greenwich Plaza
                          Greenwich, Connecticut 06830
                     -------------------------------------
                             (Address of the plan)



                          FactSet Research Systems Inc.
                  -------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                               One Greenwich Plaza

                            Greenwich, Connecticut 06830
                            ----------------------------
               (Address of issuer's  principal  executive  office)

                                     INDEX
                                                                            Page
                                                                            ----
Report of Independent Accountants                                             3


Financial Statements:
---------------------
Statement of Net Assets Available for Plan Benefits
     at August 31, 1997 and 1996                                              4

Statement of Changes in Net Assets Available for Plan Benefits for
     the year ended August 31, 1997                                           5

Notes to Financial Statements                                                 6

Supplementary Schedules:
------------------------
Schedule I - Item 27a - Schedule of Assets Held for
     Investment Purposes at August 31, 1997                                   8

Schedule II - Item 27d - Schedule of Reportable Transactions                  9
     for the year ended August 31, 19997

Signature                                                                    10

                        Report of Independent Accountants



To the Participants and Administrator
of the FactSet Research Systems Inc.
Employee Stock Ownership Plan:


In our opinion, the accompanying statement of net assets available for benefits of the FactSet Research Systems Inc. Employee Stock Ownership Plan (the "Plan") at August 31, 1997 and the related statement of changes in net assets available for benefits for the year ended August 31, 1997 present fairly, in all material respects, the net assets available for benefits at August 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended August 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP
New York, NY
February 27, 1998

                          FactSet Research Systems Inc.
                         Employee Stock Ownership Plan
              Statement of Net Assets Available for Plan Benefits
                           At August 31, 1997 and 1996

 Assets:                                    August 31,        1997          1996
                                                              ----          ----
Investment at fair value:
 Common Stock of FactSet Research Systems Inc.         $22,141,130   $15,953,436

Receivable from FactSet Research Systems Inc.              600,000       500,000
                                                           -------       -------
Total assets                                            22,741,130    16,453,436

Liabilities                                                      -             -

                                                        ----------    ----------
Net assets available for plan benefits                 $22,741,130   $16,453,436
                                                       ===========   ===========


The accompanying notes are an integral part of these financial statements

                          FactSet Research Systems Inc.
                         Employee Stock Ownership Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                       For the Year Ended August 31, 1997

Additions:
     Receivable from FactSet Research Systems Inc.                      $600,000

     Unrealized gain on investment in common stock                     5,800,722
                                                                       ---------

          Total Additions                                              6,400,722

Deductions:
     Distributions to participants                                       113,028
                                                                       ---------
Increase in net assets during the plan year                            6,287,694

          Net assets available for plan benefits:

          Beginning of the year                                       16,453,436
                                                                      ----------
          Ending of the year                                         $22,741,130
                                                                     ===========



The accompanying notes are an integral part of these financial statement

FactSet Research Systems Inc.
Employee Stock Ownership Plan
Notes to Financial Statements

Note 1 - DESCRIPTION OF THE PLAN

GENERAL

The FactSet Research Systems Inc. Employee Stock Ownership Plan ("the Plan" or "ESOP") was established effective September 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is funded by optional annual contributions by FactSet Research Systems Inc. ("FactSet" or the "Company") as designated by its Board of Directors. The funds held under the Plan are invested in the common stock of FactSet. The Plan owned 806,966 and 787,824 shares of the Company's common stock at August 31, 1997 and 1996, respectively.

Effective August 31, 1997 and 1996, the Board of Directors authorized contributions of $600,000 and $500,000, respectively to the Plan. Such amounts were used to purchase shares of the Company's common stock on September 1, 1997 and 1996, respectively, and are reflected as a receivable from FactSet Research Systems Inc. on the Statement of Net Assets Available for Plan Benefits.

Employees of the Company who have performed at least 1,000 hours of service during the plan year are generally able to participate in the Plan. Contributions in the form of the Company's common stock are allocated to participant accounts in the proportion that each eligible participant's compensation bears to the aggregate compensation of all eligible participants during the plan year. Contributions begin to vest upon completion of the employee's third year of service at a rate of 20% and continues at that rate in each successive year of service. Forfeited non-vested interests in the Plan are allocated to the other participants' accounts.

The  vested  interests  of  Plan   participants  and  former   participants  are
distributed in a lump sum upon such participants reaching the age of 65. A participant who reaches the age of 65 but remains employed by the Company may elect to receive the distribution of his or her vested interest as of the last day in any subsequent Plan year, provided that the distribution shall begin no later than April 1, following the calendar year in which the participant retires or attains the age of 70 1/2, which ever is later. When employment is terminated, the timing of distributions of vested interests are made according to the discretion of the former employee and are initiated upon receipt of written notification. The vested balance of a participant account may distributed in the form of cash, common stock of the Company or a combination thereof.

The Plan is intended to constitute a "qualified plan" within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and ERISA, as amended, and to qualify as an "employee stock ownership plan" under Section 4975(e)(7) of the Code.

The Plan may be terminated at any time by the Company. The adjudication of the Company as a bankrupt entity, the dissolution or liquidation of the Company, or the permanent discontinuance of the contributions by the Company shall effect the termination of the Plan. In the event of any termination of the Plan for any reason each participant's account shall become fully vested, provided that such participant is an employee of the Company at the time of such termination of the Plan.

ADMINISTRATION AND EXPENSES

The Plan is administered by the ESOP Plan Committee which has appointed officials of FactSet to act as trustee and assist in administering the plan.

All expenses of the Plan including administrative costs are paid by the Company. Such costs include record keeping, participants reports, communications and transfer agent fees.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared according to the accrual basis of accounting.

VALUATION OF INVESTMENT

The common stock of the Company is recorded at fair value as of August 31, 1997 and 1996 based on the closing market price of the Company's common stock on the New York Stock Exchange.

UNREALIZED GAIN

Unrealized gain is the difference in the fair value of the Plan investment in the Company's common stock at August 31, 1997 and 1996 based on a weighted average share basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Note 3 - Income Taxes

The Plan is qualified under the appropriate section of the Internal Revenue Code and intends to continue as a qualified plan. The Plan received a favorable determination letter from the IRS on April 18, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator, believes the Plan is designed to and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

                                                                      Schedule I
                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
   Item 27a-Schedule of Assets Held for Investment Purposes at August 31, 1997

                                   Shares            Cost          Current Value
                                   ------            ----          -------------
Common Stock of FactSet
 Research Systems Inc.             806,966     $2,720,000            $22,141,130


                                                                     Schedule II
                          FactSet Research Systems Inc.
                          Employee Stock Ownership Plan
                 Item 27d - Schedule of Reportable Transactions
                       For the Year Ended August 31, 1997

                                   Shares             Cost
                                   ------             ----
Purchase of Common Stock:
FactSet Research Systems Inc.      24,691         $500,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


FactSet Research Systems Inc. Employee Stock Ownership Plan

By: /s/ Ernest S. Wong                                   Date: February 27, 1998
----------------------
Senior Vice President,
Chief Financial Officer and Secretary